Exhibit 21.1

OneWater Marine Inc.

List of Subsidiaries

Name	Jurisdiction of Organization

Bosun’s Assets & Operations, LLC	Delaware
Legendary Assets & Operations, LLC	Florida
Midwest Assets & Operations, LLC	Delaware
One Water Assets & Operations, LLC	Delaware
One Water Marine Holdings, LLC	Delaware
Singleton Assets & Operations, LLC	Georgia
South Florida Assets & Operations, LLC	Florida
South Shore Lake Erie Assets & Operations, LLC	Delaware